FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of __March_____, 20_04_

Commission File Number ___0-29546_____

_____America Mineral Fields Inc._____
(Translation of registrant's name into English)

_____St. George's House, 15 Hanover Square, London, England W1S 1HS_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

NEWS RELEASE

St. George's House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 (0)20-7355-3552
Fax: ++ 44-(0)20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

For Release on March 24th 2004

AMERICA MINERAL FIELDS (TSX: AMZ / AIM: AMF)

HOLDING IN THE COMPANY

America Mineral Fields ("the Company") announces that further to a regulatory filing made in Canada on 16 March 2004 by Jean-Raymond Boulle, the Company has become aware that pursuant to an exercise of a third party derivative, Jean-Raymond Boulle's total holdings represent approximately 7.84 percent. of the issued share capital of the Company.

Further to the announcement made on 10 March 2004, the Company confirms that Prudential plc is now the largest shareholder in the Company with 11.21 per cent.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AMF", The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact Us

London
Tim Read – Chief Executive Officer
Telephone: +44-20-7355-3552
Facsimile: +44-20-7355-3554
E-mail: London@am-min.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile: +44-20-7491 3936
justine.howarth@parkgreenmedia.com

North America
Martti Kangas – The Equicom Group
Telephone: +1-416-815-0700 x. 243
          +1-800-385-5451 (toll free)
Facsimile: +1-416-815-0080
E-mail: mkangas@equicomgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date   March 25, 2004   By: */S/ "Paul C. MacNeill"*
(Print) Name: Paul C. MacNeill
Title: Director